NEWS FOR IMMEDIATE RELEASE

Head Office:
Venture Way
Priorswood Industrial Estate
Taunton, Somerset, TA2 8DE U.K.
Telephone: 441.823.331081
Facsimile: 441.823.323382

North American
Representative Office:
595 Howe Street, Suite 504
Vancouver, BC V6C 2T5 Canada
Telephone: 604.689.1515
Facsimile: 604.687.8678

CUSIP #: 823222104

SHEP TECHNOLOGIES READIES
THIRD GENERATION PROTOTYPE

A World Leader in Hydraulic-Hybrid Power Technology Nears Completion of
Demonstration Vehicle as Part of Commercialization Program

VANCOUVER, British Columbia - April 29, 2004 - SHEP TECHNOLOGIES, INC., (OTCBB: STLOF, BER: IH3), an innovator and developer of hydraulic-hybrid power systems, has taken delivery of the final donor vehicle for installation of the third generation SHEP prototype system. Utilizing a Jaguar X-Type sports sedan for its platform, this latest evolution of the SHEP System showcases the integration of the company's proprietary technology with a conventional powertrain and its associated control systems. The prototype will demonstrate a new, electronically-controlled "plug and play" hybrid system and the ability of SHEP's technology to fit into a small package integrated with the vehicle's standard engine system while maintaining the donor vehicle's drivability and noise/vibration/harshness ("NVH") performance. SHEP's hydraulic-hybrid technology can provide cost-effective, environmentally friendly alternative regenerative energy to a wide variety of transport applications.

"This latest prototype clearly shows our capability to downsize the SHEP System from its more predictable commercial applications," said Malcolm Burke, president and CEO of SHEP Technologies Inc. "We believe a 'pull-through' demand from the ultimate customer, such as large fleet operators, and growing legislative issues will create the need for new technological solutions from both OEM and special purpose manufacturers. SHEP's strategy is to target specific user categories and demonstrate the benefit of our technology to their needs. This prototype is part of that strategy."

SHEP's third generation prototype features fully integrated electronic control of the vehicle engine and brake systems in association with the SHEP hydraulic pump/motor/accumulator system. Working closely on the prototype's construction with Pi Technology and West Surrey Racing Limited in the United Kingdom, SHEP recently pressure tested its proprietary Unitized Accumulator System ("UAS") to more than twice its nominal working pressure and has developed control strategies for its existing Ifield Pump/Motor ("IPM"). SHEP is now ready to assemble vehicle test systems which will be validated on the Company's test simulator. The simulator will enable SHEP to conduct development testing in June 2004, prior to planned exhaust emission and fuel economy testing on the actual vehicle. Once the prototype has confirmed system reliability, the vehicle will be run through an independent emission laboratory to quantify the predicted exhaust emissions reduction and the improvement in fuel economy. Vehicle performance figures will also be run to demonstrate the associated performance improvement. The third generation SHEP prototype vehicle is expected to be completed in fall of 2004.

The SHEP System includes proprietary and patent-pending technology applications relating to the use of the IPM and related regenerative braking components and strategies. SHEP has the potential to meet growing OEM, consumer and legislative demands for reduced fuel consumption, lower exhaust emissions, added acceleration and reduced noise and maintenance costs.

An important feature of the SHEP system is the plug, play and forget nature of the design. Once the System is installed in the vehicle, immediate emission and fuel consumption benefits are available. No infrastructure is associated with this technology, so the cost of charging and refueling stations does not feature into the commercial payback equation. Being plug and play, the SHEP System does not overlay the foundation vehicle system in ways that would add costs or complicate the vehicle from a service perspective.

"As we await the completion of our latest prototype, we are gearing up to set our focused and researched marketing plan into action," added Burke. "We have begun to seriously pursue the commercialization of our technology at a time when the market is most receptive, with demand being driven by consumer awareness, increasing environmental legislation and transport manufacturer requirements for improved efficiency. This next generation prototype of our SHEP System is physical proof of our progress and potential."

About SHEP Technologies Inc.

SHEP and its subsidiaries design, develop and market proprietary energy technology for application in the global transport sector. The SHEP System, using electronics and proprietary hydraulic pump motors, captures the generated kinetic energy that is otherwise lost when brakes are applied in a variety of transport applications, and utilizes the recovered energy for acceleration during the inefficient low-speed acceleration phase. The company's third generation, electronically controlled hydraulic hybrid is expected to deliver fuel economy and emissions reductions while increasing performance. The following prototype vehicles utilize SHEP hydraulic hybrid systems or proprietary SHEP System components:

  LDV 17-passenger mini bus;

  Ford Motor Company's "HPA" Lincoln Navigator, which demonstrated significant fuel savings under both urban and commercial drive cycles; and

  X-type Jaguar scheduled for rollout during the third quarter of 2004.

The SHEP System and its components are intended to be equally applicable to commercial and passenger vehicles of all sizes and variety, including subways. . The company expects to license its "Stored Hydraulic Energy Propulsion" (the "SHEP System") to industrial manufacturers, niche transport manufacturers, OEMs and Tier 1 suppliers to the automotive industry.

# # #

Statements about the company's future expectations, including future revenues, earnings, product development, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the company's actual results could differ materially from expected results.

For further information, visit www.shepinc.com or contact:

SHEP Technologies Inc.
Mike Marrandino, Investor Relations and Corporate Communications
Phone: 1-877-689-1515 or 604-689-1515 (x 111)
Email: investor@shepinc.com

Or:

Pacific Communications Group
Shane Smith
Phone: 310-224-4965
Email: ssmith@paccomgrp.com